MORGAN STANLEY DEAN WITTER QUALITY MUNICIPAL INCOME TRUST



ITEM 77.C. Matters Submitted to a Vote of Security Holders

     On October 28, 1999 an annual meeting of the Trust's shareholders was held to vote upon the election of Trustees, ratification of the selection of PricewaterhouseCoopers LLP as the Trust's independent accountants and a Shareholder proposal to amend the Trust's Declaration of Trust to require each Trustee, within thirty days of election, to become a Shareholder of the Trust. This shareholder proposal failed to obtain the necessary quorum of a majority of outstanding shares in order to be presented at the Meeting.